================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                ------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                         INTERNATIONAL HOME FOODS, INC.

                                (Name of Issuer)




                          COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)




                                   459655 10 6

                                 (CUSIP Number)


                                 THOMAS O. HICKS
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300


   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    Copy to:

                                A. WINSTON OXLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7891


                                 August 28, 1998

     (Date of Event which Requires Filing of this Statement on Schedule 13D)


================================================================================

CUSIP NO.                                                          459655 10 6


------------------------------------------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification No. of above person (entities only)

                                      Thomas O. Hicks
------------------------------------------------------------------------------------------------------
    2       Check the appropriate box if a member of a group                                   (a) [ ]
                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------
    3       SEC use only
------------------------------------------------------------------------------------------------------
    4       Source of Funds                                                                PF;BK;AF;OO
------------------------------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)    [ ]
------------------------------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                                         United States
------------------------------------------------------------------------------------------------------
                                        7           Sole Voting Power                          564,043
         Number of Shares Beneficially  --------------------------------------------------------------
            Owned by Each Reporting     8           Shared Voting Power                     43,025,012
                  Person With           --------------------------------------------------------------
                                        9           Sole Dispositive Power                     564,043
                                        --------------------------------------------------------------
                                        10          Shared Dispositive Power                43,025,012
------------------------------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by each Reporting Person (1)                43,589,055
------------------------------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                      [ ]
------------------------------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)                                   56.2%
------------------------------------------------------------------------------------------------------
    14      Type of Reporting Person                                                                IN
------------------------------------------------------------------------------------------------------

            (1) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                          459655 10 6

------------------------------------------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification No. of above person (entities only)

                                                      Hicks, Muse, Tate & Furst
                                                         Equity Fund III, L.P.
------------------------------------------------------------------------------------------------------
    2       Check the appropriate box if a member of a group                                   (a) [ ]
                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------
    3       SEC use only
------------------------------------------------------------------------------------------------------
    4       Source of Funds                                                                      OO;BK
------------------------------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)    [ ]
------------------------------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                                     State of Delaware
------------------------------------------------------------------------------------------------------
                                        7           Sole Voting Power                                0
         Number of Shares Beneficially  --------------------------------------------------------------
            Owned by Each Reporting     8           Shared Voting Power                     42,092,466
                  Person With           --------------------------------------------------------------
                                        9           Sole Dispositive Power                           0
                                        --------------------------------------------------------------
                                        10          Shared Dispositive Power                42,092,466
------------------------------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by each Reporting Person                    42,092,466
------------------------------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                      [ ]
------------------------------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)                                   54.3%
------------------------------------------------------------------------------------------------------
    14      Type of Reporting Person                                                                PN
------------------------------------------------------------------------------------------------------

CUSIP NO.                                                          459655 10 6

------------------------------------------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification No. of above person (entities only)

                                                        HM3/GP Partners, L.P.
------------------------------------------------------------------------------------------------------
    2       Check the appropriate box if a member of a group                                   (a) [ ]
                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------
    3       SEC use only
------------------------------------------------------------------------------------------------------
    4       Source of Funds                                                                   OO;AF;BK
------------------------------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     [ ]
------------------------------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                                        State of Texas
------------------------------------------------------------------------------------------------------
                                        7           Sole Voting Power                                0
         Number of Shares Beneficially  --------------------------------------------------------------
            Owned by Each Reporting     8           Shared Voting Power                     42,303,599
                  Person With           --------------------------------------------------------------
                                        9           Sole Dispositive Power                           0
                                        --------------------------------------------------------------
                                        10          Shared Dispositive Power                42,303,599
------------------------------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by each Reporting Person                    42,303,599
------------------------------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                      [ ]
------------------------------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)                                   54.6%
------------------------------------------------------------------------------------------------------
    14      Type of Reporting Person                                                                PN
------------------------------------------------------------------------------------------------------

CUSIP NO.                                                          459655 10 6

------------------------------------------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification No. of above person (entities only)

                                                        Hicks, Muse GP Partners III, L.P.
------------------------------------------------------------------------------------------------------
    2       Check the appropriate box if a member of a group                                   (a) [ ]
                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------
    3       SEC use only
------------------------------------------------------------------------------------------------------
    4       Source of Funds                                                                   OO;BK;AF
------------------------------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)    [ ]
------------------------------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                                        State of Texas
------------------------------------------------------------------------------------------------------
                                        7           Sole Voting Power                                0
         Number of Shares Beneficially  --------------------------------------------------------------
            Owned by Each Reporting     8           Shared Voting Power                     43,025,012
                  Person With           --------------------------------------------------------------
                                        9           Sole Dispositive Power                           0
                                        --------------------------------------------------------------
                                        10          Shared Dispositive Power                43,025,012
------------------------------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by each Reporting Person                    43,025,012
------------------------------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                      [ ]
------------------------------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)                                   55.5%
------------------------------------------------------------------------------------------------------
    14      Type of Reporting Person                                                                PN
------------------------------------------------------------------------------------------------------

CUSIP NO.                                                           459655 10 6

------------------------------------------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification No. of above person (entities only)

                                                         Hicks, Muse Fund III Incorporated
------------------------------------------------------------------------------------------------------
    2       Check the appropriate box if a member of a group                                   (a) [ ]
                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------
    3       SEC use only
------------------------------------------------------------------------------------------------------
    4       Source of Funds                                                                   OO;BK;AF
------------------------------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)    [ ]
------------------------------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                                        State of Texas
------------------------------------------------------------------------------------------------------
                                        7           Sole Voting Power                                0
         Number of Shares Beneficially  --------------------------------------------------------------
            Owned by Each Reporting     8           Shared Voting Power                     43,025,012
                  Person With           --------------------------------------------------------------
                                        9           Sole Dispositive Power                           0
                                        --------------------------------------------------------------
                                        10          Shared Dispositive Power                43,025,012
------------------------------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by each Reporting Person                    43,025,012
------------------------------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                      [ ]
------------------------------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)                                   55.5%
------------------------------------------------------------------------------------------------------
    14      Type of Reporting Person                                                                CO
------------------------------------------------------------------------------------------------------

            The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1.  SECURITY AND ISSUER.

            The class of equity security to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of International Home Foods, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1633 Littleton Road, Parsippany, New Jersey 07054.

ITEM 2.  IDENTITY AND BACKGROUND.

            This Schedule 13D is being filed by Thomas O. Hicks, a United States citizen, Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership ("Fund III"), HM3/GP Partners, L.P., a Texas limited partnership ("HM3"), Hicks, Muse GP Partners III, L.P., a Texas limited partnership ("Partners III"), and Hicks, Muse Fund III Incorporated, a Texas corporation ("Fund III Inc."). Thomas O. Hicks, Fund III, HM3, Partners III and Fund III Inc. are collectively referred to herein as the "Reporting Persons." Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

            Thomas O. Hicks is a controlling person, the Chairman of the Board and Chief Executive Officer of Fund III Inc., a private investment firm primarily engaged in leveraged acquisitions, recapitalizations, and other principal investing activities. Fund III, Inc. is the general partner of Partners III, which is the general partner of HM3, which is the general partner Fund III. The principal business address of Thomas O. Hicks, Fund III, HM3, Partners III and Fund III Inc. is 200 Crescent Court, Suite 1600 Court, Suite 1600, Dallas, Texas 75201.

            None of the Reporting Persons, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On August 28, 1998, Thomas O. Hicks acquired 25,000 shares of Common Stock with $446,875 of his personal funds.

            On August 31, 1998, Thomas O. Hicks acquired 125,000 shares of Common Stock with $2,239,063 of his personal funds.

            On September 1, 1998, Thomas O. Hicks acquired 50,000 shares of Common Stock with $850,000 of his personal funds.

            On September 2, 1998, Thomas O. Hicks acquired 42,000 shares of Common Stock with $756,000 of his personal funds.

            On September 3, 1998, Thomas O. Hicks acquired 8,000 shares of Common Stock with $139,000 of his personal funds.

            See Item 5 for a summary description of the source and amount of funds or other consideration used in making purchases of the shares of Common Stock beneficially owned by the Reporting Person. Except for the acquisition of the 250,000 shares of Common Stock described above, all other shares of Common Stock held and previously acquired by the Reporting Persons have been previously reported on Schedules 13G filed by the Reporting Persons on February 4, 1998.

ITEM 4.  PURPOSE OF THE TRANSACTION.

            The shares of Common Stock purchased by Thomas O. Hicks have been acquired for investment purposes. However, because of the percentage of Common Stock collectively held by the Reporting Persons, the Reporting Persons effectively control the Company.

            (a), (b), (c), (d), (e), (f), (g), (h), (i) and (j) None of the
Reporting Persons have plans or proposals which relate to or would result in:
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such a merger, reorganization or liquidation of the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, and any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b) Thomas O. Hicks may be deemed to beneficially own 43,589,055 shares of Common Stock, representing approximately 56.2% of the total outstanding shares of Common Stock. Mr. Hicks has sole voting and dispositive power with respect to 564,043 shares. Of the 564,043 shares for which Mr. Hicks has sole voting and dispositive power, (i) 540,785 shares are owned of record by Mr. Hicks and (ii) 23,258 shares held of record by trusts of which Mr. Hicks serves as sole trustee. Mr. Hicks has shared voting and dispositive power with respect to the remaining 43,025,012 shares as a result of the relationships described in the paragraphs below.

            Of the 43,025,012 shares for which Mr. Hicks has shared voting and dispositive power, (i) 42,092,466 shares are owned by Fund III, (ii) 721,413 shares are owned by HM3 Coinvestors, L.P., a Texas limited partnership whose ultimate general partner is Fund III, Inc. ("Coinvestors"), and (iii) 211,133 shares are owned by HM3/IH Partners, L.P., a Texas limited partnership whose ultimate general partner is Fund III, Inc ("IH Partners").

            Mr. Hicks is the Chairman of the Board and Chief Executive Officer of Fund III, Inc. Fund III, Inc. is the general partner of Partners III, which is the general partner of Coinvestors and HM3. HM3 is the general partner of IH Partners and Fund III. Mr. Hicks is a limited partner of Coinvestors.

            (c) Of the 490,785 shares owned of record by Mr. Hicks, Mr. Hicks acquired (i) 100,000 shares on November 18, 1997 with $200,000 of his personal funds, (ii) 190,875 shares in a distribution from Coinvestors in February 1998 and (iii) 250,000 shares as described in Item 3.

            Fund III, Inc. may be deemed to beneficially own 43,025,012 shares of Common Stock, representing approximately 55.5% of the total outstanding shares of Common Stock. Partners III may be deemed to beneficially own 43,025,012 shares of Common Stock, representing approximately 55.5% of the total outstanding shares of Common Stock. HM3 may be deemed to beneficially own 42,303,599 shares of Common Stock, representing approximately 54.6% of the total outstanding shares of Common Stock. Fund III, Inc., Partners III and HM3 have shared dispositive and voting power over the shares each beneficially owns.

            Fund III may be deemed to beneficially own 42,092,466 shares of Common Stock, representing approximately 54.3% of the total outstanding shares of Common Stock. Fund III acquired all of its shares through a property dividend from AHFP Holding Corporation ("AHFP") on November 14, 1997. On November 1, 1996, AHFP purchased the shares (other than those described below) distributed to Fund III in a leverage buyout for $5.33 per share. The buyout was financed through (i) borrowings under the Company's senior bank facilities with The Chase Manhattan Bank, Bankers Trust Company and Morgan Stanley Senior Funding, Inc.,
(ii) the issuance of $400 million 103/8% Senior Subordinated Notes due 2006 of the Company in a Rule 144A offering managed by Chase Securities Inc and BT Securities Corporation, and (iii) an equity contribution from partners of Fund
III. In September 1997, Fund III contributed certain assets to AHFP in consideration for additional shares of AHFP's common stock. AHFP in turn sold the contributed assets to the Company in consideration of certain shares of Common Stock. Such shares of Common Stock were distributed to the shareholders of AHFP, including Fund III, on November 14, 1997, in the property dividend described above. Fund III has shared dispositive and voting power over its shares.

            Except for the acquisition of the 250,000 shares described in Item 3, all other shares of Common Stock held and previously acquired by the Reporting Persons has been previously reported on Schedules 13G filed by the Reporting Persons on February 4, 1998. Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock not owned by such Reporting Person of record.

            The percent of outstanding shares of Common Stock is based on 77,456,875 shares outstanding as of September 1, 1998.

            (d) The right to receive distributions, and proceeds from the sale of, the 42,092,466 shares of Common Stock held of record by Fund III is governed by its limited partnership agreement, and such distributions or proceeds may be made with respect to the general and limited partnership interests in Fund III.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Mr. Thomas O. Hicks and Fund III are parties to that certain Registration Rights Agreement, dated November 1, 1996, between the Company and the other parties signatory thereto (the "Registration Rights Agreement"). The Registration Rights Agreement provides that parties thereto are entitled to exercise three demand and certain "piggy-back" rights to require the Company to register the Common Stock held by them for sale under the Securities Act of 1933. In addition, the demand rights may only be exercised with respect to a number of shares that is at least equal to the lesser of (i) five percent of the number of shares then outstanding and (ii) that number of shares having an estimated aggregate offering price of at least $20.0 million. The exercise of the demand and piggy-back rights are subject to such other limitations and conditions as are customary in registration rights agreements. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            (a) Registration Rights Agreement, dated November 1, 1998, between the Company and the signatories thereto.(1)

            (b)    Power of Attorney for Thomas O. Hicks.*

            (c)    Joint Filing Statement, dated September 2, 1998, among Thomas
                   O. Hicks, Fund III, HM3, Partners III and Fund III, Inc.*

            (d) Indenture, dated November 1, 1996, between the Company and United States Trust Company of New York.(1)

            (e) Credit Agreement, dated November 1, 1996, amended and restated July 1, 1997, by and among the Company and the banks signatory thereto.(2)

----------------------

*           Filed herewith.

(1) Incorporated by reference to the Company's Registration Statement on Form S-4, dated February 19, 1997, File No. 333-18859.

(2) Incorporated by reference to the Company's Amendment No. 2 to Registration Statement on Form S-1, dated November 14, 1997, File No. 333-36249.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 8, 1998             THOMAS O. HICKS


                                     By: /s/ DAVID W. KNICKEL
                                        ---------------------------------------
                                        David W. Knickel, Attorney-in-Fact


Dated: September 8, 1998             HICKS, MUSE, TATE & FURST EQUITY
                                     FUND, III, L.P.

                                     By:     HM3/GP Partners, L.P.,
                                             Its General Partner

                                     By:     Hicks, Muse GP Partners III, L.P.,
                                             Its General Partner

                                     By:     Hicks, Muse Fund III Incorporated,
                                             Its General Partner


                                     By:  /s/ DAVID W. KNICKEL
                                         --------------------------------------
                                     Name:    David W. Knickel
                                           ------------------------------------
                                     Title:   Treasurer and Assistant Secretary
                                            -----------------------------------



Dated: September 8, 1998             HM3/GP PARTNERS, L.P.

                                     By:     Hicks, Muse GP Partners III, L.P.,
                                             its General Partner

                                     By:     Hicks, Muse Fund III Incorporated,
                                             its General Partner


                                     By:  /s/ DAVID W. KNICKEL
                                         --------------------------------------
                                     Name:    David W. Knickel
                                           ------------------------------------
                                     Title:   Treasurer and Assistant Secretary
                                            -----------------------------------


Dated: September 8, 1998             HICKS, MUSE GP PARTNERS III, L.P.

                                     By:     Hicks, Muse Fund III Incorporated,
                                             its General Partner



                                     By:  /s/ DAVID W. KNICKEL
                                         --------------------------------------
                                     Name:    David W. Knickel
                                           ------------------------------------
                                     Title:   Treasurer and Assistant Secretary
                                            -----------------------------------



Dated: September 8, 1998             HICKS, MUSE FUND III INCORPORATED



                                     By:  /s/ DAVID W. KNICKEL
                                         --------------------------------------
                                     Name:    David W. Knickel
                                           ------------------------------------
                                     Title:   Treasurer and Assistant Secretary
                                            -----------------------------------

                                  EXHIBIT INDEX

            ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            (a) Registration Rights Agreement, dated November 1, 1998, between the Company and the signatories thereto.(1)

            (b)    Power of Attorney for Thomas O. Hicks.*

            (c)    Joint Filing Statement, dated September 2, 1998, among Thomas
                   O. Hicks, Fund III, HM3, Partners III and Fund III, Inc.*

            (d) Indenture, dated November 1, 1996, between the Company and United States Trust Company of New York.(1)

            (e) Credit Agreement, dated November 1, 1996, amended and restated June 17, 1998, by and among the Company and the banks signatory thereto.(2)

----------------------

*           Filed herewith.

(1) Incorporated by reference to the Company's Registration Statement on Form S-4, dated February 19, 1997, File No. 333-18859.

(2) Incorporated by reference to the Company's Amendment No. 2 to Registration Statement on Form S-1, dated November 14, 1997, File No. 333-36249.